[LETTERHEAD of OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP]

DIRECT DIAL: 212.451.2261
EMAIL: YMARKOVITS@OLSHANLAW.COM

January 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cormedix, Inc.
Amendment No. 1 to Form S-1
Filed December 31, 2009
File No. 333-163380

Dear Mr. Riedler:

On behalf of CorMedix Inc. (the “Company”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-163380) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 15, 2010 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 2 and the defined terms used herein have the definitions given to them in Amendment No. 2.

January 20, 2010

General

1.
We note that in your response letter you state that you are submitting a confidential treatment request with respect to several of the material agreements you have filed as exhibits to your registration statement.  As you are likely aware, we will not be in a position to grant effectiveness to your registration statement until such time as all comments relating to this request are resolved.

The Company acknowledges that the Staff will not be in a position to grant effectiveness to the Registration Statement until all comments relating to the confidential treatment request are resolved.

Financial Uncertainties Related to Potential Future Milestone Payments, page 35

2.
We note your response to comment 20.  While we are often willing to grant confidential treatment to specific royalty percentages, we believe that a royalty range is material information that should be disclosed.  Please revise your discussion to disclose a reasonable range, e.g. single digits, teens, twenties, etc.

The Company advises the Staff that disclosure as to a royalty range under the Polaschegg License Agreement is provided on page 36.  However, the Company informs the Staff on a supplemental basis that under the Shiva Contribution Agreement there is only one specific royalty percentage for annual royalty payments.  Accordingly, the Company is unable to disclose a royalty range with respect to the Shiva Contribution Agreement.

The Company advises the Staff that it has requested confidential treatment for the specific royalty percentage for annual royalty payments under the Shiva Contribution Agreement.  The Company acknowledges that the Staff may request supplemental disclosure regarding the Shiva Contribution Agreement following completion of the Staff’s review of the Company’s confidential treatment request.

3.
Additionally, we note your response to comment 22.  We consider minimum required payments to be material information.  Please revise the discussion of your agreement with Dr. Polaschegg to quantify the minimum annual royalty payments you are required to make to Dr. Polaschegg.

The Company has revised the disclosure on page 36 to provide a range of the minimum annual royalty payments the Company is required to make to Dr. Polaschegg under the Polaschegg License Agreement.

Manufacturing, page 53

4.
Please revise the description of your agreement with Navinta to quantify the minimum dollar amounts you are required to purchase from Navinta each year.  To the extent there is a minimum amount you are required to pay Navinta based on sales based milestones, please disclose this minimum amount.

January 20, 2010

The Company has revised the disclosure on page 53 to provide the minimum dollar amounts of product the Company is required to purchase from Navinta in order to maintain supply exclusivity under the Navinta Agreement.

The Company advises the Staff that the Navinta Agreement does not provide for a minimum payment amount based on sales based milestones.

License Agreements, page 63

5.
The paragraph preceding the table indicates that you own the patents included in the table.  However, the disclosure on page 64 appears to indicate that you license patent numbers 6,933,104; 6,906,052; 6,908,733; 6,995,152; 6,998,396; 7,045,282; and 7,037,643 pursuant to the Shiva Contribution Agreement.  Please revise your disclosure to clarify.

The Company has revised the disclosure on page 63 to clarify that it licenses, rather than owns, all of the patents included in the table on page 63.

6.
It is clear from the disclosure following the table that license patent numbers 6,933,104; 6,906,052; 6,908,733; 6,995,152; 6,998,396; 7,045,282; and 7,037,643 relate to product candidates CRMX001 and CRMX002.  Please clarify what product candidates each of the other patents relate to.

The Company has revised the table on page 63 to clarify the product candidates to which each of the patents relate.

Executive Compensation, page 70

7.	Please update your executive compensation disclosure to include compensation for the year ended December 31, 2009.

The Company has revised the disclosure in the “Executive Compensation” section, beginning on page 70, to provide compensation information for the year ended December 31, 2009.

Financial Statements

8.
In your response to prior comment 44, you acknowledge that the requested disclosure will be provided when the estimating offering price has been established.  We will finalize our evaluation of the issues incorporated in this comment at that time.  In this respect, we note that your pro forma balance sheet does not reflect the pro forma common stock outstanding.  In addition, it is unclear why additional paid in capital and the deficit in the pro forma presentation have not been reflected in the pro forma information.

The Company acknowledges the Staff’s comment.  The Company advises the Staff that it will provide the pro forma financial information reflected on the pro forma balance sheet and pro forma statement of operations when the offering price and the reverse stock split ratio have been established.

January 20, 2010

Notes to Financial Statements

Note 8. License Agreements, page F-23

9.
In your response to prior comment 46, you supplementally advise us that you will request confidential treatment regarding the clinical and regulatory milestones triggering future cash payments to Shiva Biomedical LLC and ND Partners, as well as the corresponding milestone payment amounts.  Please provide us with the analysis supporting your conclusion that these disclosures are not required under GAAP.

The Company has revised the disclosure on pages F-23 and F-24 to provide the maximum aggregate amount of potential milestone payments that may be payable to Shiva under the Shiva Contribution Agreement, and a range of the minimum annual royalty payments the Company is required to make to Dr. Polaschegg under the Polaschegg License Agreement.

The Company submits that its disclosure regarding the Shiva Contribution Agreement, the NDP License Agreement, and the Polaschegg License Agreement in the notes to the Company’s financial statements is consistent with Accounting Standards Codification 730 (formerly Statement of Financial Accounting Standards No. 68, paragraph 14a).

Note 10. Subsequent Events, page F-26

10.	Please confirm that the beneficial conversion feature disclosed on pages F-9 and F-26 was based on the IPO price. If not, please explain why and provide a calculation of how the amount was derived.

The Company advises the Staff that the information on pages F-9 and F-26 of Amendment No. 1 to the Registration Statement regarding the Company’s valuation of the beneficial conversion feature of the Third Notes was erroneous because the conversion ratio for the Third Notes is based solely on the IPO price, and therefore, the value of the beneficial conversion feature cannot be determined until an IPO price has been established.  The Company has revised the disclosure on pages F-9 and F-26 to clarify this and to delete the erroneous information.

*     *     *     *     *

January 20, 2010

Please direct your questions or comments regarding the Company’s responses to the Staff Letter and Amendment No. 2 to the undersigned at (212) 451-2261.  Thank you for your assistance.

Sincerely,

/s/ Yehuda Markovits

Yehuda Markovits

Enclosures

cc:

John Houghton, CorMedix Inc.
Mitchell Nussbaum, Loeb & Loeb LLP
Angela Dowd, Loeb & Loeb LLP
Mark Spelker, J.H. Cohn LLP